Exhibit 99.1

Newegg Commerce Announces First Half 2022 Results and Q3 2022 Guidance

CITY OF INDUSTRY, Calif., September 2, 2022 - Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, today announced its guidance for the quarter ending September 30, 2022, which follows its first half 2022 results that were released on August 30, 2022.

Newegg Chief Executive Officer Anthony Chow noted: “As with many in our industry, our performance for the first half of 2022 was affected by several factors that were out of our control including macro-economic conditions, higher inflation, and a weak sales environment due to changes in customer spending behavior.”

Newegg Chief Financial Officer Robert Chang noted: “These challenges and the oversupply of inventory from our sellers negatively affected our net sales and gross margin. As a result, we reported first half 2022 net sales of $890.5 million, gross profit of $110.8 million, net loss of $18.9 million and Adjusted EBITDA[Note 1] of $(4.0) million. For the third quarter of the year, we expect net sales of between $358.8 million and $383.3 million, gross profit of between $42.0 million and $45.0 million, net loss of between $10.1 million and $8.5 million and Adjusted EBITDA[Note 2] of between $(1.7) million and $0.1 million.”

Mr. Chow added, “Through our continued investments in state-of-the-art technologies, which aim to improve customer experience, new product launches in several categories, and our persistent focus on bringing high-quality products to our customers, we have laid a strong foundation for our financial and operational performance. Additionally, we have taken steps to optimize our operations and lower our general costs going forward.”

Newegg’s business plan anticipates the launch of several programs, including:

-	Black Friday Deals (launching earlier than usual this year) along with Black Friday Price Protection Program ahead of an early holiday shopping season: the promotion offers price protection on select Black Friday deals to reward shoppers by automatically refunding the price difference if purchased products drop in price.

-	FantasTech Round 2 in October with Black Friday-type offers focusing on PC components, computer systems, entertainment and other tech-related products.

[Note 1] Newegg calculates first half 2022 Adjusted EBITDA as net loss, excluding stock-based compensation expense of $16.1 million, depreciation and amortization expense of $5.0 million, interest and other income, net of $73,000, benefit from income taxes of $3.7 million, gain from warrants liabilities of $0.7 million, and gain from sales of equity method investment of $1.7 million.

Newegg believes that exclusion of these non-recurring and/or non-cash expense items from Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and excludes items that Newegg does not consider to be indicative of its core operating performance. Accordingly, Newegg believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results. Adjusted EBITDA is reviewed regularly by Newegg management and board of directors as a regular financial performance metric.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Newegg results as reported under GAAP. For example, depreciation and amortization are non-cash charges, but the assets being depreciated and amortized may have to be replaced in the future, resulting in cash capital expenditures. Adjusted EBITDA also does not reflect changes in, or cash requirements for, working capital needs. Adjusted EBITDA also does not consider the potentially dilutive impact of stock-based compensation or reflect tax payments that may represent a reduction in cash available to Newegg. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and Newegg’s other GAAP results.

[Note 2] Third quarter 2022 Adjusted EBITDA excludes stock-based compensation expense of approximately $7.6 million, depreciation and amortization expense of approximately $2.9 million, interest and other income, net of approximately $93,000, benefit from income taxes of between $2.0 million and $1.8 million, and assumes that there is no gain (loss) from warrants liabilities.

-	Other new products and services such as:

o	JustGPU.com, a research and e-commerce site fully dedicated to graphics cards to help customers determine the best GPU choices for their gaming PC builds or upgrades.

o	A variety of deals for gamers, from CPUs, GPUs, Motherboards, Cases, Power Supplies and other gaming peripherals as part of the annual Gametober in October.

o	Other major product launches in core components that gamers and DIY’ers have been waiting to get.

-	Further expansion of its Newegg Live platform targeting loyal customers who are looking for exclusive sales and live interaction with the hosts on all streaming platforms to purchase high-demand tech products.

Mr. Chow concluded, “Newegg continues to execute its business strategy, which is designed to navigate current global market challenges and help the company gain market share. Our goal is to continue to provide a superb shopping experience for our customers, develop and maintain long-term, efficient working relationships with our vendors and suppliers, and provide better returns to our shareholders.”

About Newegg

Newegg Commerce, Inc. (NASDAQ: NEGG), founded in 2001 and based in the City of Industry, Calif., near Los Angeles, is a leading global online retailer for PC hardware, consumer electronics, gaming peripherals, home appliances, automotive and lifestyle technology. Newegg serves businesses’ e-commerce needs with marketing, supply chain, and technical solutions in a single platform. For more information: Newegg.com.

Follow Newegg on Twitter, TikTok, Instagram, Facebook, YouTube, Twitch and Discord.

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.

Contacts:

Media:

Eric Wein

Newegg

eric.j.wein@newegg.com

Investor Relations:

Lena Cati

The Equity Group Inc.

lcati@equityny.com

212-836-9611